
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Everybody Water, Inc.

Legal status of Issuer:

 Form:

 Corporation

 Jurisdiction of Incorporation/Organization:

 Delaware

 Date of Organization:

 November 6, 2020

Physical Address of Issuer:

132 Chief Justice Cushing Highway, Ste70, Cohasset, MA 02025, United States

Website of Issuer:

https://www.everybodywater.com/

Current Number of Employees:

2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$725,665	$862,911
Cash & Cash Equivalents	$149,306	$70,662
Accounts Receivable	$153,446	$49,846
Short-term Debt	$129,469	$140,518
Long-term Debt	$	$0
Revenues/Sales	$1,025,771	$601,988
Cost of Goods Sold*	$738,281	$488,854
Taxes Paid	$	$0
Net Income/(Net Loss)	$(380,316)	$(266,403)

Table of Contents

April 26, 2023

Everybody Water, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Everybody Water, Inc. ("**Everybody Water**" the "**Company,**" "**we,**" "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.meetEverybodyWater.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Megan Hayes
_____
(Signature)

Megan Hayes
_____
(Name)

Co-CEO and Principal Executive Officer,
Director, Principal Financial Officer and
Principal Accounting Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Megan Hayes
_____
(Signature)

Megan Hayes
_____
(Name)

Co-CEO and Principal Executive Officer,
Director, Principal Financial Officer and
Principal Accounting Officer
_____
(Title)

/s/Kimberly Reilly
_____
(Signature)

Kimberly Reilly
_____
(Name)

Co-CEO and Principal Executive Officer,
Director
_____
(Title)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 26, 2023

Everybody Water, Inc.

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Everybody Water, Inc. Everybody Water is a women-owned for-profit company disrupting the packaged water business with social impact as its cornerstone. Offering premium water in a 16.9 oz carton alternative to a plastic bottle, our mission is to support sustainable clean water infrastructure projects that bring running water directly into homes for the first time, dramatically impacting communities and transforming the lives of women and girls. The Company was incorporated as a corporation in Delaware on November 6, 2020.

The Company is located at 132 Chief Justice Cushing Highway, Suite 70, Cohasset, MA 02025.

The Company's website is https://www.everybodywater.com/.

The Company is headquartered and qualified to conduct business in Massachusetts. The Company is also qualified to do business in Michigan and Florida and sells its products throughout the United States.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business, Products and Industry

The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks with respect to Everybody Water, Inc. (also referred to as "we", "us", "our", or "Company") and its business.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

If the Company cannot raise sufficient capital it will not succeed.

The Company is likely to need additional capital in the future in order to continue and grow its business. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. If we are unable to source capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations.

We are reliant on one main type of service.

We rely on single source providers for certain services and supplies which are necessary for us to operate. For example, although we may expand our range of packaging sizes and types, we currently rely on a single water supply packaging partner as well as a single manufacturer for the paperboard and bio-based caps used in our cartons. Should any single source service provider or manufacturer become unavailable to us for any reason, cease to do business, change their product and service offerings, experience an operational or performance interruption or delay, or increase their pricing, our ability to operate and our profitability could be adversely impacted. Moreover, we may have difficulty finding alternative providers who can perform the same services or provide equivalent supplies on commercially reasonable terms.

Our new products could fail to achieve the sales projections we expected.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the Company's ability to achieve its projections.

We face significant market competition.

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than

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us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits.

Everybody Water Inc. was formed on November 12, 2020. Prior to this the Company operated under the company Everybody Water, LLC. Everybody Water, LLC was formed on April 21, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Everybody Water Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history.

The Company has a short history, few customers, and limited revenue. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business.

We may not be able collect on certain related-party debt and obligations.

We hold a promissory note, principal amount $300,000, issued by Everybody Water, LLC, a company that is owned by our founders and which owns and licenses to us all of the intellectual property used in our business. The payment obligations under this promissory note are not secured and are not personally guaranteed by any party. There is no assurance that we will be able to collect all or any of the amount we are owed under this promissory note or do so on the timeline specified in the promissory note. Additionally, we may incur costs to enforce the obligations under the promissory note. Any delay in payment or default on the payment obligations owed to us or incurrence of costs to enforce would adversely impact our financial results.

Obligations to fund additional-related party lending may impact our financial position.

We are the lender under a revolving credit facility pursuant to which we may make available to Everybody Water, LLC, a company that is owned by our founders and which owns and licenses to us all of the intellectual property used in our business, loans of up to $150,000 at any given time. Loans made under this credit facility are not secured and are not personally guaranteed by any party. There is no assurance that we will be able to collect all or any of the amount we are owed under this credit facility or do so on the timeline specified in the promissory note. Additionally, we may incur costs to enforce the obligations under the promissory note. Any delay in payment or default on the payment obligations owed to us or incurrence of costs to enforce would adversely impact our financial results. Moreover, the making of loans under this credit facility will limit financial resources available for other purposes and could slow or limit our growth potential.

Our marketing efforts may not be successful.

We expect to generate a significant amount of growth from the investments we will make into marketing our product following this offering. However, it is possible that an increased marketing spend by competing brands will diminish our efforts. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company.

We have a limited number of customers today and although we expect to grow our number of customers we may develop a small number of significant accounts which represent a disproportionately large proportion of our revenue.

We currently have a limited number of customers. In the future we expect to grow our number of customers but we may develop a small group of significant customer accounts which may represent a disproportionately large proportion of our revenue. If our current limited group of customers or the limited number of significant accounts we may develop in the future do not pay our receivables or fail to do so in a timely manner our ability to finance operations and our continued growth may be adversely impacted.

Incidents involving illnesses, adverse reactions, tampering, adulteration, contamination or mislabeling of our product or similar products in the marketplace, whether or not accurate, as well as adverse public or medical opinions about the health effects of consuming our products or similar products, could harm our business.

Instances or reports, whether true or not, of food-safety issues, such as food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, either during manufacturing, packaging, storing or preparation, have in the past severely injured the reputations of companies offering food and beverage products and could affect us as well. Any report linking us to food-safety issues, such as food or beverage-borne illnesses, tampering, adulteration, contamination, mislabeling or other food or beverage-safety issues could damage our brand value and severely hurt sales of our products and possibly lead to product liability claims, litigation (including class actions) or damages. If customers become ill from food or beverage-borne illnesses, tampering, adulteration, contamination, mislabeling or other food or beverage-safety issues, we could be forced to recall products. In addition, instances of food or beverage-safety issues, even those involving solely the products of competitors or of suppliers or distributors (regardless of whether we use or have used those suppliers or distributors), could, by resulting in negative publicity about us or the food and beverage industry in general, could adversely affect our sales.

Interruption of our supply chain could affect our ability to produce or deliver our products and could negatively impact our business and profitability.

Any material interruption in our supply chain, such as interruptions in service by our third party logistic service providers or common carriers that ship goods within our distribution channels, natural disasters and other circumstances beyond our control that cause a material disruption in our supply chain could have a negative material impact on our business and our profitability. Additionally, our ability to find qualified suppliers who meet our standards and supply products in a timely and efficient manner is a significant challenge. We may rely on one or very few suppliers. A supplier's failure to meet our standards, provide products in a timely and efficient manner, or comply with applicable laws is beyond our control. These issues, especially for products for which we rely on one or few suppliers, could have a material negative impact on our business and profitability.

We are reliant on single providers for certain suppliers and services which are necessary for our business.

We rely on single source providers for certain services and supplies which are necessary for us to operate. For example, although we may expand our range of packaging sizes and types, we currently rely on a single manufacturer for the paperboard and bio-based caps used in our cartons. We also rely on a single water supply packaging partner. Should any single source service provider or manufacturer become unavailable to us for any reason, cease to do business, change their product and service offerings, experience an operational or performance interruption or delay, or increase their pricing, our ability to operate and our profitability could be adversely impacted. Moreover, we may have difficulty finding alternative providers who can perform the same services or provide equivalent supplies on commercially reasonable terms.

Our marketing efforts may not be successful.

We expect to generate a significant amount of growth from the investments we will make into marketing our product following this offering. However, it is possible that an increased marketing spend by competing brands will diminish our efforts. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company.

The Company depends on a small management team.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.
The impact of the COVID-19 virus or other events and circumstances beyond our control may impact our business.
The COVID-19 virus and other circumstances beyond our control could adversely impact our ability to operate and to grow our business. In particular, many of our customers and potential customers operate in sectors such as travel, hospitality, higher education, entertainment and performing arts, which have been and continue to significantly impacted by the COVID-19 virus and the impact it has had on consumer behavior. Events such as the COVID-19 which are outside of our control, including pandemics, war, terrorism, acts of God, earthquakes, floods, embargos, riots, sabotages, insurgency, labor shortages or disputes, governmental actions may our customers, limit our growth plans and may adversely impact our suppliers and our operations.

We are committed to donating a portion of our proceeds to charitable causes.

In keeping with our mission, we have committed to donate a portion of the proceeds of our business and operations to charitable causes. Although we believe that our customers are supportive of our charitable giving and our mission will make our products more attractive to consumers than comparable products offered by businesses which do not have a similar charitable mission, our charitable donations will impact our financial results.

Our trademarks, copyrights, and other intellectual property are licensed from a third party.

Our trademarks, copyrights, and other intellectual property are licensed from a third party. We do not own the trademarks, copyrights and other intellectual property used in our business. We license the trademarks, copyrights and other intellectual property used in our business from Everybody Water LLC, a limited liability company which is owned by our founders, pursuant to a 10-year license agreement that is exclusive with respect to the marketing, sale (retail and wholesale) and distribution of noncarbonated, non-flavored water. Everybody Water LLC may license the intellectual property to third parties with respect to other business purposes. The valuation of our business would be higher if we owned the trademarks, copyrights and other intellectual property used in our business. We pay a royalty for that license based on the number of units we sell. The payment of the royalty will negatively impact our financial results. The license may be terminated if we breach the terms of the license agreement, including royalty payment obligations and usage limitations. Any intellectual property we may derive from our usage of the licensed intellectual property will not be owned by us, instead being assigned to and owned by the limited liability company that is our counterparty to the license. There is no assurance that we will be able to renew or extend the license upon its lapse at the end of its 10-year term. Even if we are able to renew or extend the license we may not be able to do so an exclusive basis with respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non-flavored water.

The renewal or extension of the license on a non-exclusive basis would allow the limited liability company which owns the intellectual property to use the intellectual property itself or to license it to third parties for business activities that may compete with our business. We are reliant on the limited liability company from which we license the trademarks, copyrights and other intellectual property used in our business for protection and enforcement of rights in that intellectual property against third parties. We must bear the costs of any such enforcement. If the limited liability company from which we license the trademarks, copyrights and other intellectual property used in our business is unwilling or unable to enforce such intellectual property the value of our business may be materially impaired. This could also impair the Company's ability to compete in the marketplace.

BUSINESS

Description of the Business

Everybody Water is a women-owned for-profit company disrupting the packaged water business with social impact as its cornerstone. Offering premium water in a 16.9 oz carton alternative to a plastic bottle, our mission is to support sustainable clean water infrastructure projects that bring running water directly into homes for the first time, dramatically impacting communities and transforming the lives of women and girls.

Company Overview

Everybody Water Inc. is a for-profit women-owned company offering premium water currently in a 16.9 oz. carton sold in 12-pack cases. While providing an alternative to plastic water bottles, it is our mission to support sustainable clean water projects executed by outside organizations and non-profit partners that bring running water into people's homes for the first time in their lives. These projects especially impact women and girls so they no longer have to walk for water and instead have the time to attend school, earn incomes and thrive.

Everybody Water, currently sold by the case or pallet (120 cases), sells direct and through distributors to hotels, fitness chains, corporations, financial institutions, universities, hospitals, performing art centers, events, as well as to cafes, juice bars, fast-casual restaurants, and specialty markets.

Everybody Water was initially focused primarily in New England where we built incredible grass- roots support and gained attention from some "tier one" press. Since our launch in early 2019, our product has been picked up by some of the trendiest of locations in influential markets such as Nantucket, Martha's Vineyard, Newport, RI, Stowe, Vermont and, later, Western Connecticut. We furthered our growth by finding demand from some of Boston's most respected institutions and businesses who have partnered with us to highlight a commitment to socially-responsible and environmentally-conscious ideals and support of a women-owned small businesses. Everybody Water has gained sales volume with customers such as the Boston Harbor Hotel, the Fairmont Copley, Auberge Resort Properties, the Newbury and many other 5-star hotels as well as gained accounts such as MIT, Boston Children's Hospital, and lululemon. We are also selling directly in Aspen, Co. and actively targeting sales in other strategic geographic locations in other cities and states where we can optimize distribution and marketing costs while increasing volumes and brand visibility. Our water is presently available in 40 hotels, often as the complimentary water in-room, at valet, the front desk, in the spa, at the pool and in the mini-bars. We partner with leading brands, large and small, and have developed strong relationships with customers that fit with the values of our brand. We also sell directly to consumers via our website.

Our customers are businesses and people who want to make a statement with the products they purchase and want to highlight intentionality in their choices. Although the product is appealing to a wide spectrum of people and generations, we have found that women in their 20s, 30s and 40s are particularly aligned with and passionate about the brand and relate to our aesthetic, mission, and female-founded company.

We do not presently sell through traditional grocery channels where there are lots of other water brands but rather focus mostly on customers who want to feature Everybody Water for our mission and what we represent. We believe this model builds strong relationships, optimizes the ability to message, creates steady volume, and ultimately increases our collective ability to impact and bring attention to the need to support women and girls through clean water projects that free them.

Everybody Water Inc. is the operating company for our business. It holds the inventory, accounts receivable and payable related to the marketing, distribution, operations and sale of our packaged water products. The intellectual property used in our business is not owned by Everybody Water, Inc. We license our intellectual property from a separate entity, Everybody Water LLC, that is owned by our founders, in exchange for a royalty on our sale of packaged water equal to 2 percent of our net profits. Our license of this intellectual property is exclusive with respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non- flavored water distribution. Everybody Water LLC. may license the intellectual property to third parties with respect to other business purposes.

Everybody Water is a socially-conscious, women-owned business. Our carton water is sold with the trademark "water with a heart" to highlight our commitment to compassion and encourage customers to make a statement with our product. With this in mind, Everybody Water gives 3% of our gross revenues to support clean water projects. To date we have given to Water1st International, a 501(c)(3) charitable organization that supports sustainable clean water infrastructure projects in countries like Honduras, Bangladesh, and Ethiopia that bring clean running water, sinks,

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toilets and showers into homes for the first time. These projects focus on complete in-home solutions and allow people to be more healthy and give people, especially women and girls, the time to attend school, earn incomes and thrive instead of having the time-consuming physical burden of carrying water for hours each day.

We do not promote our specific contribution give-back amounts as part of our consumer marketing efforts, though we do incorporate socially-conscious messaging in all of our advertising and our commitment to fund sustainable clean water projects that are in-home solutions because of their impact on women and girls especially. If and when asked, we do inform consumers about how much we have contributed.

Our support of Water1st International is voluntary, we are not contractually obligated to make these contributions. We have the discretion to change how to implement our commitment to sustainable clean water, although we do intend to continue this practice on an ongoing basis. We currently donate the 3% on gross revenues, whether direct to consumers or B2B.

Brief Corporate History

Our business was initially owned and operated by a Massachusetts limited liability company, Everybody Water LLC, formed in 2017 and owned by our co-founders, Kimberly Reilly and Megan Hayes. Everybody Water, Inc., was formed in Delaware on November 6, 2020. On November 13, 2020 Everybody Water, Inc. purchased from Everybody Water LLC all of the assets associated with our business, excluding intellectual property, in exchange for shares of common stock of Everybody Water, Inc. and the assumption by Everybody Water, Inc. of the liabilities associated with our business. 10% of the shares of Everybody Water, Inc. that were issued to Everybody Water LLC were retained, and continue to be held as Series A Common Stock, by Everybody Water LLC. The remaining 90% of the shares of Everybody Water, Inc. that were issued to Everybody Water LLC were immediately distributed to, and continue to be held as Series A Common Stock, by our co-founders. In connection with Everybody Water, Inc. acquiring our business from Everybody Water LLC, Everybody Water, Inc. assumed $300,000 principal amount of convertible promissory notes that had been issued by Everybody Water, LLC in exchange for a promissory note of equal principal amount issued by Everybody Water LLC to Everybody Water, Inc. That promissory note, issued by Everybody Water LLC to Everybody Water, Inc., remains outstanding. The convertible notes that were assumed by Everybody Water, Inc. are no longing outstanding, having been converted into shares of common stock of Everybody Water, Inc. which remain outstanding as Series A Common Stock. Everybody Water LLC continues to exist as a separate entity owned by our co-founders. Everybody Water LLC owns all of the intellectual property used in our business and licenses that intellectual property to Everybody Water, Inc. in exchange for a royalty of 2% of our net profits. The license is exclusive with respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non-flavored water. Everybody Water, LLC may license the intellectual property to third parties with respect to other business purposes. More information regarding the license, the note issued by Everybody Water LLC to Everybody Water, Inc. and a revolving loan facility that we have made available to Everybody Water LLC is provided in our disclosures regarding Related Party Transactions.

Competitors and Industry

To our knowledge, we are the only packaged water brand with a mission to uplift women & girls globally through support of projects that bring running water into homes, and we actively collaborate with other businesses to join us in this goal. We believe the biggest differentiator is our unique and authentic brand story that is one of a kind. People have followed our journey and become part of our community unlike any other water brand. Everybody Water is one of the only water brands we know of that is women-owned… in today's marketplace we've found tremendous support in this fact with companies actively looking to source products from women-owned and women-run small businesses.

There are over 100 plastic water bottle brands that dominate the marketplace. Plastic bottle packaging is a lot less expensive but consumers are now pushing back, as well as cities towns, businesses, and institutions who are going plastic water bottle-free. Alternative packaging exists in aluminum and glass, but they are often not solutions for our customers who are looking for non-breakable and aesthetically pleasing options they tell us they can't find elsewhere but in our brand.

There are very few competitors that we know of in the U.S. selling branded water in a paperboard carton. The only significant competitors that we are currently aware of include Boxed Water is Better, Flow Water, Just Water and Rethink. It is our experience that the price of entry into the carton water market is much higher and more difficult than with other package types which we believe will slow the growth of more competitors in the space. We may expand our range of packaging types and sizes in the future to offer more variety but will stay "on-brand" to be environmentally-conscious, and continue with our support for clean water projects.

But packaging-type aside, among water brands we have also been able to differentiate ourselves in the marketplace with our taste, our branding, and our mission…key aspects to Everybody Water that our customers tell us they prefer.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Megan Hayes	Co-CEO and Principal Executive Officer, Director, Principal Financial Officer and Principal Accounting Officer	Co-CEO and Principal Executive Officer, Director, Principal Financial Officer and Principal Accounting Officer of Everybody Water, Inc., 2017 – Present Responsible for overall company vision and direction, strategy and financial and operational matters.	Pine Manor College, B.A.
Kimberly Reilly	Co-CEO and Principal Executive Officer, Director	Co-CEO and Principal Executive Officer, Director of Everybody Water, Inc., 2017 – Present Responsible for overall company vision and direction, strategy and operational matters.	Georgetown University, B.A., and Parsons School of Design, M.A.

Biographical Information

Megan Hayes: With a career in growing industry leading companies, talent management teams, and operations, Megan applies her leadership and consulting skills to secure business partnerships, managing strategy, and operations. Megan spent 20 years leading recruiting teams for companies like Microsoft and Digitas Advertising in Seattle, Germany, and New York City. She grew up overseas in Switzerland, France, Thailand, and Egypt and saw first-hand women and girls walking for hours each day for water. With Everybody Water, Megan has been able to come full-circle and impact the lives for women and girls globally through sustainable clean water projects.

Kimberly Reilly: With a background as an entrepreneur and expertise in design, Kimberly has the experience and creative skills to build powerful branding. She has managed product conception to launch and beyond, branding, and digital content. With a Master's Degree in the History of European Decorative Arts from Parsons School of Design/Smithsonian, Kimberly spent 10 years as the Founder/Creative Director for Louis Di Calla LLC, a custom lighting design company that created pieces for leading architects and designers with a collection represented at showrooms in New York, Boston, Chicago, Los Angeles, and San Francisco. Kimberly was inspired to continue her entrepreneurial journey and utilize her knowledge of design to communicate powerful social impact.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees, its founders. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Corporation shall has authority to issue an Four Million (4,000,000) shares of Common Stock, par value $0.0001 per share, in two (2) series: (i) Three Million (3,000,000) shares designated as shares of "Series A Common Stock", and (ii) One Million (1,000,000) shares designated as shares of "Series B Common Stock."

The Series A Common Stock and the Series B Common Stock have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters with the exception that (a) the Series A Common Stock have voting rights in the election of directors and with respect to all other matters voted upon by the Corporation's stockholders, with each holder of Series A Common Stock being entitled to one (1) vote for each share of Series A Common Stock held of record by such holder on such matters, and (b) the Series B Common Stock shall have no voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the Delaware General Corporation Law or any similar provision hereafter enacted; provided, however, that an amendment of this the Corporation's Certificate of Incorporation to increase or decrease the number of authorized shares of Series B Common Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board of Directors of the Corporation and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Series A Common Stock of the Corporation irrespective of the provisions of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted, with such outstanding shares of Series A Common Stock voting separately as a Series, and no vote of the holders of any shares of Series B Common Stock, voting separately as a Series, shall be required therefor.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Series A Common Stock
Amount Outstanding	2,727,245
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Type	Series B Common Stock
Amount Outstanding	65,245
Par Value Per Share	$0.0001
Voting Rights	0 votes per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

None.

Outstanding Debt

The Company has the following debt outstanding:

Creditor: Kimberly Reilly
Principal Amount: $10,000.00
Interest Rate: 10.0%
Creditor: Megan Hayes
Principal Amount: $10,000.00
Interest Rate: 10.0%
Creditor: Megan Hayes and Dan Olk
Principal Amount: $13,500
Interest Rate: 6.0%
Creditor: Rita and Benedict Olk
Principal Amount: $95,969
Interest Rate: 3.5%
Creditor: Daintree Capital, Inc.
Inception Date: November 3, 2022
Principal Amount: $92,115
Interest Rate: 12%, including the potential for equity participation
Creditor: Ouiby Inc. d/b/a Kickfurther
Inception Date: September 22, 2022
Principal Amount: $16,981
Interest Rate: 5.10% / 5-month term
Creditor: OnDeck Line of Credit
Inception Date: June 29, 2022
Principal Amount: $42,091
Interest Rate: 35.90%
Creditor: OnDeck Term Loan
Inception Date: December 28, 2022
Principal Amount: $184,188
Interest Rate: 35.21%
Creditor: Quickfee
Inception Date: December 22, 2022
Principal Amount: $5,086
Interest Rate: 20.12%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Type of security sold: Convertible Note
Final amount sold: $200,000.00
Use of proceeds: purchase product materials, co-packing, pr, marketing, social media ,filming, insurance, legal, trademarks, photography, graphic design, branding package design
Date: June 18, 2018
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: purchasing product materials, co-packing, PR, marketing, social media, filming, insurance, legal, trademarking, photography, graphic design, branding, package design
Date: August 01, 2018
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Co-Founder Investment, Series A Common Stock
Final amount sold: $150,000.00
Use of proceeds: Co-Founders Megan Hayes and Kim Reilly invested for start-up cost from trademarking, legal, website, package design, permitting, cost of producing and filling cartons, warehousing, and transportation and for additional production runs, transportation, and warehousing after launch.
Date: January 22, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Series B Common Stock
Final amount sold: $318,395.60
Use of proceeds: Execution of go-to-market strategy. Payment of StartEngine fees, inventory and other operating and marketing expenses. Repayment of indebtedness.
Date: January 22, 2021
Offering exemption relied upon: Section 4(a)(2)

See the sections titled *"Capitalization"* and *"Ownership"* for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Megan Hayes	1,197,000 shares of Series A Common Stock	43.89%
Kimberly Reilly	1,197,000 shares of Series A Common Stock	43.89%
*Everybody Water, LLC, a company owned by the individuals specified above, holds an additional 266,000 (9.75% of the Company's voting power) shares of Series A Common Stock of the Company.		

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Everybody Water, Inc. (the "**Company**") was incorporated on November 6, 2020 under the laws of the State of Delaware, and is headquartered in Boston, MA.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2023, the Company had an aggregate of $30,203 in cash and cash equivalents.

Liquidity and Capital Resources

In March 2022, the Company completed an offering pursuant to Regulation CF and raised approximately $293,744.

Capital Expenditures and Other Obligations

The Company has material capital expenditures related to the acquisition of raw materials used to produce its product. The amount and frequency of raw material expenditures relate directly to sales generation.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

Please see the financial statements attached as <u>Exhibit B</u> for updated financial information.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Name of Entity: Everybody Water LLC
Names of 20% owners: Kimberly Reilly and Megan Hayes
Relationship to Company: Everybody Water, LLC is owned by Megan Hayes and Kimberly Reilly, each of whom is a founder, officer, director and executive employee of the Company and who, together, hold a majority of all of the Series A Voting Stock of the Company. Everybody Water, LLC is a minority holder of the Series A Voting Common Stock of the Company. Everybody Water, LLC is also the owner of all of the intellectual property used in the Company's business and the Company holds significant debt of and may extend additional loans to Everybody Water, LLC.
Nature / amount of interest in the transaction: On December 30, 2020, the Company entered into a promissory note agreement with Everybody Water LLC in which Everybody Water LLC promises to pay the Company $300,000 plus interest.
Material Terms: Interest accrues on the promissory note at 0.48% per annum. The promissory note is due and payable on December 31, 2025, provided that Everybody Water LLC may extend the maturity date to December 31, 2030. The loan is an unsecured, non-guaranteed obligation of Everybody Water LLC.

Name of Entity: Everybody Water LLC
Names of 20% owners: Kimberly Reilly and Megan Hayes
Relationship to Company: Everybody Water, LLC is owned by Megan Hayes and Kimberly Reilly, each of whom is a founder, officer, director and executive employee of the Company and who, together, hold a majority of all of the Series A Voting Stock of the Company. Everybody Water, LLC is a minority holder of the Series A Voting Common Stock of the Company. Everybody Water, LLC is also the owner of all of the intellectual property used in the Company's business and the Company holds significant debt of and may extend additional loans to Everybody Water, LLC.
Nature / amount of interest in the transaction: On December 30, 2020, the Company entered into a revolving loan and note agreement with Everybody Water LLC. in which the Company agrees to make cash advances to Everybody Water LLC not to exceed $150,000.
Material Terms: Advances under the revolving loan and note agreement accrue interest at 0.15% per annum and are due and payable on December 31, 2025, provided that Everybody Water LLC may extend the maturity date to December 31, 2030. The revolving loan and note agreement is an unsecured, non- guaranteed obligation of Everybody Water LLC.

Name of Entity: Megan Hayes
Relationship to Company: Director, Officer, 20%+ Owner, and Promoter
Nature / amount of interest in the transaction: Megan Hayes is a founder, officer, director and executive employee of the Company. Megan Hayes and the Company's other founder, Kimberly Reilly, together hold a majority of all of the Series A Voting Stock of the Company. Megan Hayes and the Company's other Founder, Kimberly Reilly, are the owners of Everybody Water, LLC. Everybody Water, LLC is the owner of all of the intellectual property used in the Company's business and the Company holds significant debt of and may extend additional loans to Everybody Water, LLC.
Material Terms: As an owner of Everybody Water, LLC, Megan Hayes is an indirect beneficiary of the transactions entered into between the Company and Everybody Water, LLC. Everybody Water, LLC owns all of the intellectual property used in the Company's business and will own all of the intellectual property developed in the future in connection with the Company's business. That intellectual property is licensed by Everybody Water LLC to the Company in exchange for a royalty on the Company's sale of packaged water equal to 2 percent of the Company's net profits. The license has a 10-year term and is granted to the Company on an exclusive basis respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non-flavored water.
The Company also holds a promissory note, principle amount $300,000, issued by Everybody Water, LLC and the Company is a lender to Everybody Water, LLC pursuant to a revolving credit facility of up to principle amount $150,000. The promissory note and line of credit are unsecured, non-guaranteed obligations of Everybody Water LLC. Megan Hayes provided a loan of $10,000 to fund the Company's working capital requirements. This 5-year

loan has a 10% interest rate, is currently in amortization, and is due to be fully repaid by December 4, 2023. Rita and Benedict Olk, family members of our co-founder, Megan Hayes, provided a loan of $100,000 to fund the Company's working capital requirements. This loan has a 3.5% interest rate, is currently in amortization, and is due to be fully repaid by December 8, 2023.

Name of Entity: Kimberly Reilly
Relationship to Company: Director, Officer, 20%+ Owner, and Promoter Nature / amount of interest in the transaction: Kimberly Reilly is a founder, officer, director and executive employee of the Company. Kimberly Reilly and the Company's other founder, Megan Hayes, together hold a majority of all of the Series A Voting Stock of the Company. Kimberly Reilly and the Company's other Founder, Megan Hayes, are the owners of Everybody Water, LLC.
Everybody Water, LLC is the owner of all of the intellectual property used in the Company's business and the Company holds significant debt of and may extend additional loans to Everybody Water, LLC.
Material Terms: As an owner of Everybody Water, LLC, Kimberly Reilly is an indirect beneficiary of the transactions entered into between the Company and Everybody Water, LLC. Everybody Water, LLC owns all of the intellectual property used in the Company's business and will own all of the intellectual property developed in the future in connection with the Company's business. That intellectual property is licensed by Everybody Water LLC to the Company in exchange for a royalty on the Company's sale of packaged water equal to 2 percent of the Company's net profits. The license has a 10-year term and is granted to the Company on an exclusive basis respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non-flavored water.
The Company also holds a promissory note, principle amount $300,000, issued by Everybody Water, LLC and the Company is a lender to Everybody Water, LLC pursuant to a revolving credit facility of up to principle amount $150,000. The promissory note and line of credit are unsecured, non-guaranteed obligations of Everybody Water LLC. Megan Hayes provided a loan of $10,000 to fund the Company's working capital requirements. This 5-year loan has a 10% interest rate, is currently in amortization, and is due to be fully repaid by December 4, 2023. Megan Hayes and her spouse also provided a bridge loan of $13,000 to fund the Company's working capital requirements. This loan has a 6% interest rate, is currently in amortization, and is due to be fully repaid by December 10, 2023.

EXHIBIT B

FINANCIALS
(UNAUDITED)

(EXHIBIT B TO FORM C-AR)

April 26, 2023

Everybody Water, Inc.

Everybody Water, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
Direct Wholesale	**187,995.82**
Discounts Given	-11,768.65
Distributor Sales	**804,521.40**
Ecommerce Sales	**44,950.42**
Merchandise Sales	72.27
Uncategorized Income	0.00
Total Income	**$1,025,771.26**
Cost of Goods Sold	**$738,281.29**
GROSS PROFIT	**$287,489.97**
Expenses	
Admin & General Expenses	**106,358.43**
Advertising & Marketing	**37,764.06**
Bad Debts	5,464.89
Bank Charges & Fees	**3,632.63**
Business Events	**23,384.98**
Charitable Contributions	30,353.49
Commission	13,725.85
Contractors	**269,987.88**
Damaged Goods Expense	-46.37
Donations - Product	61,631.10
Finance Cost - Kickfurther	7,200.00
Gifts	1,292.67
Interest Expense	32,288.79
Licensing Fee	20,188.92
Melio Credit card fee	21.32
Postage and Delivery	471.71
Taxes	1,016.79
Travel	**54,651.21**
Uncategorized Expense	72.00
Utilities	520.00
Total Expenses	**$669,980.35**
NET OPERATING INCOME	**$ -382,490.38**
Other Income	
Credit Card Rewards	2,184.00
Interest Income	27.07
Late Fee Income	-36.81
Total Other Income	**$2,174.26**
Other Expenses	
Inventory Write Off	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$2,174.26**
NET INCOME	**$ -380,316.12**

Everybody Water, Inc.

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$149,306.41**
Accounts Receivable	
Accounts Receivable (A/R)	153,445.63
Accounts Receivable (A/R) Adjust	0.00
Interest Receivable	1,560.00
Total Accounts Receivable	**$155,005.63**
Other Current Assets	
Deposit Hold - Start Engine	2,883.34
Due to Shareholder - Kim	-2,888.00
Due to Shareholder - Megan	-2,550.00
Inventory	0.00
Finished Goods Inventory	115,131.02
Inventory - Merchandise	8,677.16
WIP Inventory	0.00
Total Inventory	**123,808.18**
Inventory Asset	0.00
Prepaid Expenses	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$121,253.52**
Total Current Assets	**$425,565.56**
Fixed Assets	**$0.00**
Other Assets	
Due from Shareholders	100.00
Note Receivable - Everybody Water LLC	300,000.00
Total Other Assets	**$300,100.00**
TOTAL ASSETS	**$725,665.56**